Exhibit 12.1

FB Financial Corporation

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	For the
	Six months ended	For the Years Ended December 31,
	June 30, 2017	2016	2015	2014	2013	2012
EXCLUDING INTEREST ON DEPOSITS:
Fixed Charges:
Interest expense (excluding interest on deposits)	$1,068	$2,202	$2,618	$2,789	$3,052	$7,071
Estimated interest included within rental expense	414	799	767	631	601	537

Total Fixed Charges	$1,482	$3,001	$3,385	$3,420	$3,653	$7,608

Earnings:
Income before provision for income taxes	$32,991	$62,324	$50,824	$34,731	$28,797	$21,974
Fixed charges	1,482	3,001	3,385	3,420	3,653	7,608

Total Earnings	$34,473	$65,325	$54,209	$38,151	$32,450	$29,582

Ratio of Earnings to Fixed Charges (excluding deposit expense)	23.3	21.8	16.0	11.2	8.9	3.9

INCLUDING INTEREST ON DEPOSITS:
Fixed Charges:
Interest expense (including interest on deposits)	5,489	9,544	8,910	9,513	11,606	20,986
Estimated interest included within rental expense	414	799	767	631	601	537

Total Fixed Charges	5,903	10,343	9,677	10,144	12,207	21,523
Earnings:
Income before provision for income taxes	32,991	62,324	50,824	34,731	28,797	21,974
Fixed charges	5,903	10,343	9,677	10,144	12,207	21,523

Total Earnings	38,894	72,667	60,501	44,875	41,004	43,497

Ratio of Earnings to Fixed Charges (with deposit expense)	6.6	7.0	6.3	4.4	3.4	2.0